March 19, 2014	James P. Gerkis Member of the Firm d 212.969.3135 f 212.969.2900 jgerkis@proskauer.com www.proskauer.com

VIA EDGAR AND OVERNIGHT COURIER

Kevin W. Vaughn
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	RCS Capital Corporation Amendment No. 1 to Registration Statement on Form S-1 Filed February 13, 2014 File No. 333-193925

Dear Mr. Vaughn:

On behalf of RCS Capital Corporation, a Delaware corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (File No. 333-193925) of the Company (the “Registration Statement”), and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your comment letter dated March 12, 2014.

For convenience of reference, each Staff comment contained in your March 12, 2014 comment letter is reprinted below in bold, numbered to correspond with the paragraph numbers assigned in your comment letter, and is followed by the corresponding response of the Company.

We have provided to you five courtesy copies of Amendment No. 1, filed by the Company on the date hereof which are marked to reflect changes made to the Form S-1 Registration Statement filed with the Commission on February 13, 2014 (the “Marked Copies”). The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in our responses are to the pages of the Marked Copies. Terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement. All references to “we,” “our” and “us” refer to the Company.

March 19, 2014

General

1.	To the extent more recent financial information is publicly available for RCS or the target companies please revise your document accordingly. We may have additional comments once this information has been included in your document.

We have revised the disclosure concerning more recent financial information in accordance with your comment.

Prospectus Summary, page 1

2.	You have stated several times throughout your registration statement that the offering is not conditioned upon the closing of the pending acquisitions. As such it is important for a reader to be able to clearly distinguish between activities that you have engaged in through the date of the prospectus, and those activities which you will engage in following the closing of the pending acquisitions. Investors must also be able to understand how your business might change if you fail to complete one or more of the acquisitions and the resulting impact on your strategy and prospects. Several comments below note particular areas of your disclosure which need to be revised, however you should also apply this concept throughout your registration statement.

We have revised the disclosure as requested.

3.	Please revise the Overview and Our Businesses sections to speak to your business as it currently exists. If you determine to also describe things as they would be on a pro forma basis, please do so under clearly identified captions afterward.

We have revised the disclosures in the Overview and Business sections to speak to our business as it currently exists, and all descriptions of our businesses on a pro forma basis following the completion of the pending acquisitions are under clearly identified captions.

Wholesale Distribution, page 2

4.	Please revise this section to include support for the assertion that you are the leading multi-product distributer of and that American Realty Capital is the leading sponsor of real estate direct investment programs.

March 19, 2014

We have revised the disclosure in the Prospectus Summary and Business sections on pages 1 and 89 as requested to demonstrate that American Realty Capital is the leading sponsor of both real estate direct investment programs and direct investment programs by market share as measured by total equity capital raised and by number of direct investment program offerings effective with the SEC during 2013 as compared to its competitors.

Investment Management, page 3

5.	Please describe the “other services” that you intend to provide to the Hatteras family of funds.

We have revised the disclosure in the Prospectus Summary and Business section under the headings “Investment Management” on pages 3 and 101 in response to your comment.

Growing Market for Direct Investment Programs and Alternative Investment Solutions, page 5

6.	Revise this section to clarify how a growth in the demand for liquid alternative investments impacts non traded REITs, which is one of your main product offerings and do not have active trading markets.

We have revised the disclosure in the Prospectus Summary and the Business sections under the heading “Growing Market for Direct Investment Programs and Alternative Investment Solutions” on pages 5 and 84 in response to your comment.

Our Competitive Advantages, page 6

7.	Please make it clear as to what you see as your competitive advantages are now and what you perceive to be your competitive advantages are after giving effect to the pending acquisitions.

We have revised the disclosure in the Prospectus Summary and Business sections to clarify what we believe the competitive advantages of our existing businesses are now and what we believe the competitive advantages of our businesses following the pending acquisitions will be under clearly identified captions.

8.	Please provide more detail as to how you expect to be able to reduce operating expenses in the near term based on the breadth and scope of the proposed acquisitions.

March 19, 2014

We have revised the disclosure in the Business section under the heading “Significant revenue and operating synergies potential among businesses” on page 87 to provide more detail as to how we expect to be able to reduce operating expenses in connection with the pending acquisitions. See also our response to comment 32.

Industry leading risk management and controls, with increased scale affording further investment with higher efficiency, page 7

9.	Both in this section and in your disclosure on page 81 you indicate that you have a competitive advantage due to your risk management platform. However, you go on to disclose that you “expect to develop” a centralized risk management platform. You also disclose in the risk factors section that your risk management program may not be sufficient to identify unexpected risks. Please revise this section to discuss your current risk management resources, including the resources that RCS has in place to integrate the existing risk management programs for your new subsidiaries. Consider appropriate revisions to the section headings based upon your revised disclosure.

We have revised the disclosure in the Prospectus Summary and Business section under the heading “Emphasis on risk management and controls” on pages 8 and 87 in response to your comment to change the emphasis from industry-leading risk management to our focus on risk management. We believe that this presentation accurately reflects our approach to risk management, as well as that of the acquired businesses.

Our Financial Model, page 9

10.	Please revise this section as described above in comment one.

We have revised the disclosure in the Prospectus Summary under the heading “Our Financial Model” on page 9 in response to your comment.

Our Structure, page 16

11.	Please include a diagram indicating your current structure. Also please revise your “final” diagram to indicate the shares that Luxor will hold. Please make the same changes on page 99 as well.

We have revised the disclosure in the Prospectus Summary and Our Structure and the Exchange Transaction under the heading “Our Structure” on pages 16, 17, 103 and 104 in response to your comment.

March 19, 2014

Risk Factors, page 23

If the Cetera merger does not occur, we may incur payment obligations to Cetera, page 24

12.	Revise this risk factor to clarify the impact of the termination fee by comparing the $75 million fee to your current net book value and the book value of the company after this offering.

We have revised the disclosure in the Risk Factors under the heading “If the Cetera acquisition does not occur, we may incur payment obligations to Cetera” on page 26 in response to your comment.

The SEC may limit 12b-1 fees, page 30

13.	Revise this risk factor to clarify how much 12b-1 fees contributed to your revenues in your current form. Separately indicate the extent to which the revenues and earnings of your proposed acquisitions.

We have revised the disclosure in the Risk Factors under the heading “The SEC may limit 12b-1 fees” on page 33 in response to your comment.

We have incurred, and expect to continue incurring, substantial expenses…, page 27

14.	Please revise this risk factor to quantify your expenses in connection with completing the pending acquisitions.

We have revised the disclosure in the Risk Factors under the heading “We have incurred, and expect to continue incurring, substantial expenses related to the pending acquisitions” on page 29 in response to your comment.

15.	Revise this risk factor to quantify the fees payable to your manager, including fees paid in the most recent quarters, as a percentage of your reported income.

We do not believe that this information is relevant to the disclosure in the Risk Factors under the heading “We have incurred, and expect to continue incurring, substantial expenses related to the pending acquisitions.” We have revised the disclosure in the Risk Factors under the heading “Payment of fees to RCS Capital Management reduces cash available for business investment and stockholder distribution” on page 51 to provide the information requested in your comment.

March 19, 2014

Risks Related to Our Business, page 31

16.	Please include a risk factor that describes the risks associated with the fact that none of your officers or employees are dedicated exclusively to your operations, as you disclose on page 126.

We advise the Staff supplementally that almost all of the employees who provide services to the operating subsidiaries are direct employees of the operating subsidiaries. We have revised the disclosure in the Risk Factors under the heading “We are dependent on RCS Capital Management and its officers, who provide services to us through the services agreement” on page 50 to clarify this. The risk that our executive officers are not dedicated exclusively to us is addressed already in the Risk Factors under the heading “We are dependent on RCS Capital Management and its officers, who provide services to us through the services agreement” on page 50.

Our risk management policies and procedures may leave us exposed to unidentified risk or an unanticipated level of risk, page 36

17.	Investors must be able to understand the impact of each risk identified in the risk factors section. Please revise this section to discuss specific weaknesses or other factors that led management to conclude that ineffective risk management was a risk to investors. For instance, have you had significant, unexpected losses that your current policies, or prior policies, failed to identify?

We have revised the disclosure in the Risk Factors under the heading “Our risk management policies and procedures may leave us exposed to unidentified risks or an unanticipated level of risk” on page 39 in response to your comment. We advise you supplementally that we have not identified specific weaknesses or experienced significant unexpected losses that require additional disclosure.

The acquired businesses are exposed to regulatory, compliance and legal risks…, page 41

18.	Please provide support for your statement that “it is not uncommon for regulators to assert, upon completion of an examination, that the broker-dealer or investment adviser being examined has violated certain of these rules and regulations.”

We have revised the disclosure in the Risk Factors under the heading “The acquired businesses are, and any future additional acquired business may be, exposed to regulatory, compliance and legal risks that are different from those we currently face” on page 45 to provide explanation as to what this statement was intended to mean and to clarify the disclosure.

March 19, 2014

19.	The risk factors should highlight the risks to an investor from an investment in your securities, including the likelihood of a particular risk impacting your business and the magnitude of any impact. Please also revise this risk factor to clarify for investors the likelihood that your businesses may be impacted by regulatory actions.

We advise the Staff supplementally that we do not believe that our businesses or the acquired businesses are subject to specific risks other than those already covered by this risk factor and the change made in response to comment 18.

Difficult market conditions for investment products can adversely affect our business, page 43

20.	Revise this risk factor, or add a separate risk factor, to discuss any particular market conditions that might have a direct impact on your business. For instance, you mention an increase in interest rates might impact your direct investment programs. Consider providing a specific risk factor that discusses how higher interest rates might impact the market for your products, including the impact on the cash flows available to investors, or the relative returns compared to other investments.

We supplementally advise you that we have addressed the impact of increases in interest rates on our direct investment program business in the Risk Factors under the heading “Increases in interest rates, by potentially adversely impacting the performance of direct investment programs, including net lease programs, may negatively impact us” on page 38, which we have revised further to provide additional detail. We have also added a statement as to the impact of interest rates on direct investment programs in the Risk Factors under the heading “Difficult market conditions for investment products can adversely affect our business” on page 47 and a cross-reference to the more specific disclosure in the Risk Factors under the heading “Increases in interest rates, by potentially adversely impacting the performance of direct investment programs, including net lease programs, may negatively impact us” on page 38.

If we were deemed an investment company…, page 45

21.	Please provide us with your analysis supporting your conclusion that you are not, and your operations will not cause you to have to register as an investment company under the Investment Company Act of 1940.

March 19, 2014

The Company does not meet the definition of an investment company under the Investment Company Act of 1940 (the “1940 Act”). The Company is a holding company, which is the managing member of, and owns all of the voting membership interests in, RCS Holdings. RCS Holdings is the managing member of each of the Company’s three operating subsidiaries, Realty Capital Securities, LLC, RCS Advisory Services, LLC and American National Stock Transfer, LLC, and owns 100% of the membership interests in each of these subsidiaries which have voting rights. Under Section 3(b)(1) of the 1940 Act, an issuer is not treated as an investment company if it is “primarily engaged, directly or through a wholly owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.” Each of the operating subsidiaries is a wholly owned subsidiary of the Company. Section 2(a)(3)(43) of the 1940 Act defines a wholly owned subsidiary of a person as “a company 95 per centum or more of the outstanding voting securities of which are owned by such person . . . .” In addition, each of the operating subsidiaries is an operating company and is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities. Since RCS Holdings is not an investment company, the interests in RCS Holdings held by the Company are interests in a majority owned subsidiary that are not investment securities, and, accordingly, the Company is not required to register as an investment company under section 3(a)(1)(C) of the 1940 Act.

Use of Proceeds, page 55

22.	Please provide as much quantification as possible in this section as to what you intend to use the proceeds from your two concurrent offerings. In particular, please clarify the cash consideration that you expect to play as part of each of the acquisitions.

We have revised the disclosure in Use of Proceeds on page 59 in response to your comment.

Dividend Policy and Dividends, page 57

23.	Please describe the “customary negative covenants” that will be in the Cetera financing documents.

We have revised the disclosure in the Dividend Policy and Dividends section on page 61 in response to your comment.

March 19, 2014

Capitalization, page 58

24.	Please revise your table to include a beginning column that presents your actual historical amounts as of the date presented. Revise to provide the effects of the Luxor and related Bank Commitment financing in a separate column from the pending acquisitions, with appropriate footnote disclosure as to how the amounts that are reflected therein were computed and identifying the triggers on which those amounts are contingent.

We have revised the disclosure in the Capitalization section on page 63 in response to your comment.

25.	You disclose in footnote (3) that the amounts to be presented here do not include certain of your Class A shares issuable upon the conversion of the preferred stock to be issued in conjunction with the Cetera acquisition. If true, please revise your disclosure to state that the Class A shares are not reflected here because you are not assuming the conversion of the preferred stock. If not, please tell us in greater detail what you mean here and why these shares are not reflected in your table.

We have revised the disclosure in the Capitalization section on page 63 in response to your comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

26.	We note your statement that your discussion of your business assumes the consummation of the pending acquisitions. We do not feel that this is appropriate under the disclosures Section 303 of Regulation S-K requires. Please revise to first present your actual historical amounts. Then to the extent you provide additional data assuming the consummation of pending transactions, use separate captions and tables so a reader can clearly distinguish your pro forma discussions.

We have revised the disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section to eliminate the statement that the discussion of our business assumes the consummation of the pending acquisitions and to eliminate the description of the acquired businesses in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section. We advise you supplementally that the discussion and analysis previously in this section presented the comparison on a historical basis and not a pro forma basis.

March 19, 2014

27.	On page 33 and again on page 89 you discuss the fact that as a result of American Realty Capital’s merger with Cole, your parent agreed not to sponsor Net Lease REITs. You also disclose that in 2013, Net Lease REITs accounted for 38% of your sales. We further note that one of the main products that you intend to provide to the clients of your new broker affiliates is access to direct investment in non traded REITs. Revise this section to discuss management’s view of the impact of the restriction, including the impact on your wholesale sales as well as the impact on the broker dealer subsidiaries. Consider revising your disclosure in the Summary and Risk Factors based upon your response.

We have revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations section under the heading “Our Businesses—Wholesale Distribution” on page 66 to address American Realty Capital’s agreement with Cole not to sponsor future U.S. Net Lease REITs and its anticipated impact. We do not believe that this anticipated impact requires any change to the disclosure in the Summary or Risk Factors. In addition, we advise you supplementally that since U.S. Net Lease REITs sponsored by American Realty Capital is only one of the types of products sold by the acquired businesses, we do not believe that American Realty Capital’s agreement with Cole will affect the Company’s broker-dealer subsidiaries following the completion of the pending acquisitions.

28.	We note your discussion of the rapid growth of non traded REITs and other alternative investment strategies. It appears that one of the main products that you intend to offer to the clients of your new broker dealer and asset management subsidiaries are non traded REITs. We also note your discussion of the impact of interest rate risk on your company. Revise this section to discuss management’s view of the impact of an increase in interest rates upon sales of non traded REITs.

We have revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations section under the heading “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” on page 81 to address the impact of the increase in interest rates on sales of non-traded REITs.

Wholesale Distribution, page 62

29.	Please provide support for your assertion that you are the leading multi-product distributor of direct investment program offerings to independent broker-dealers and the retail financial advisor community.

See our response to comment 4.

March 19, 2014

Business, page 77

30.	Please revise this section so it speaks to your activities during previous periods, as contemplated by Section 101 of Regulation S-K. Then to the extent you provide additional data assuming the consummation of pending transactions, please use separate captions and tables so a reader can clearly distinguish your pro forma discussions.

We have revised the disclosure under the Business section to clearly describe the businesses we are currently engaged in and to separately describe the businesses we expect to engage in following completion of the pending acquisitions. We determined that in view of the effect the pending acquisitions would have on our business if they are completed, that it is appropriate to also describe our business as it would be on a pro forma basis.

Specialized focus on alternative assets and direct investment programs, page 81

31.	We note that on page 7 and again in this section you indicate that you believe you will be a leading distributor of liquid mutual funds. Please tell us which particular liquid mutual funds you, or your proposed subsidiaries, distribute.

We believe that we will be a leading distributor of liquid mutual funds because liquid mutual funds are a product sold through independent broker-dealers and, following the completion of the pending acquisitions, we expect to operate one of the largest independent broker-dealers in the United States. However, because we do not have specific support for this statement, we have modified our disclosure in the Prospectus Summary and Business sections that we are a leading distributor of this product under the heading “Competitive Advantages of Our Businesses Following the Pending Acquisitions— Focus on alternative investments” on pages 8 and 86 to clarify this.

Significant revenue and operating synergies potential among businesses, page 81

32.	Please tell us about the expected cost savings, including an estimate of the back-office redundancies between your potential new retail advice operations.

We have revised the disclosure in the Business section under the heading “Significant revenue and operating synergies potential among businesses” on page 86 to include the Company’s estimates of operating synergies.

We supplementally advise the Staff that we expect to also recognize cost savings through (i) strategic partner revenues; (ii) registered representative fees; (iii) back-office management and technology efficiencies; (iv) clearing expense efficiencies; (v) public company expense efficiencies; and (vi) other operating efficiencies.

March 19, 2014

•	Strategic partner revenues are fees paid to the independent broker-dealers for supporting the communications, marketing, and distribution of product providers’ packaged investment products, including both mutual funds and variable annuity contracts. This cost saving represents the pro forma independent retail advice platform’s expected ability to renegotiate fees based on the bargaining power created by the size and scale of the pro forma independent retail advice platform as a result of the higher volume of product sales.

•	Registered representative fees are fees that are charged to financial advisors for access to an independent broker-dealers’ platform and services. The Company believes that it will be able to standardize and increase fees across the acquired businesses following the completion of the pending acquisitions.

•	With respect to back-office management and technology efficiencies, while the Company intends to maintain the acquired businesses’ existing brands, the Company also believes there is an opportunity to rationalize major elements of the total overall operating infrastructure and related back-office staff. The expected total staff reductions represent approximately 8% of the total current combined staff.

•	Clearing expense efficiencies are savings from the expected consolidation of the clearing platform. Cetera’s clearing agreement with Pershing, LLC enables it to achieve increasingly advantageous leverageable pricing as the volumes of business conducted increase. The Company believes that all the acquired businesses will be able to achieve the same pricing levels as Cetera as well as the incremental upside from renegotiating the clearing agreement on a combined basis.

•	Public company expense efficiencies are savings from the elimination of certain public company expenses of ICH and Summit, namely the incremental regulatory, legal and filing costs associated with being publicly-listed entities. Following the completion of the ICH acquisition and the Summit acquisitions, these expenses would essentially be eliminated.

•	Other operating efficiencies are related to the combined company’s greater ability to negotiate reductions in other expenses, such as selling, general and administrative expense savings and reduced conferences and travel expenses.

March 19, 2014

Our Financial Advisors, page 84

33.	Please describe what the professional status of your financial advisors will be that are not “registered” as investment advisors or “registered” broker-dealers.

We have revised the disclosure in the Business description under the heading “Our Financial Advisors” on page 98 in response to your comment.

34.	Please provide support for your assertions that your financial advisors “will be viewed as local providers of independent advice with access to the knowledge and resources of a nation-wide network” and that the “have entrepreneurial aspirations and will be attracted to the flexibility, control and economics inherent in [y]our model.”

We advise you supplementally that we believe that the statements that the Staff refers to are fully supported. With respect to our statement that our financial advisors “will be viewed as local providers of independent advice with access to the knowledge and resources of a nation-wide network,” we believe this is an accurate statement in that the financial advisors of the acquired businesses are currently viewed as providing independent advice and we intend to continue to operate the acquired businesses independently. Following the completion of the pending acquisitions, these financial advisors will have access to the resources of one of the largest independent broker-dealers. The statement that financial advisors “have entrepreneurial aspirations and will be attracted to the flexibility, control and economics inherent in our model” is based on, and consistent with, our experience in dealing with independent broker-dealers.

Our Structure and the Exchange Transactions, page 97 The Pending Acquisitions, page 100

35.	On page 102 you indicate that your parent purchased First Allied for $177 million on June 5, 2013. You also indicate that in February, your parent sold First Allied to you for $207.5 million plus assumed liabilities. Please tell us the allocation of the sales price from your parent, including any valuation multiples used to derive the increase in the purchase price over the original purchase price. Also, please provide us with an estimate of the amount of liabilities that RCS will assume as part of the acquisition. Quantify the amount of any capital contributions or dividends that the parent made to or received from First Allied since acquiring it. Consider revising your conflicts risk factors on page 48 based upon your response.

We advise the Staff supplementally that the total consideration amount was determined as the original cost plus a carry cost to compensate RCAP Holdings for the use of its capital. We estimated the market cost of carry to range from 18% to 25%, and we applied the mid-point of that range to the original cost to arrive at the total transfer value of $213.5 million, inclusive of $32.0 million of indebtedness and estimated net liabilities of $7.0 million. This value results in us acquiring First Allied from RCAP Holdings at an implied EBITDA multiple before synergies of 11.3x as compared to RCAP Holding’s original purchase price EBITDA multiple of 12.5x. We believe this implied forward multiple is below that of recent comparable transactions.

March 19, 2014

We further advise the Staff that RCAP Holdings did not make or receive capital contributions or dividends from First Allied since acquiring it.

We have revised the disclosure in the Risk Factors under the heading “There are various conflicts of interest arising out of our relationship with RCAP Holdings and RCS Capital Management, which could result in decisions that are not in the best interests of our stockholders” on page 52 to address the conflicts of interest relating to the First Allied acquisition.

The Cetera Commitments, page 107

36.	Please revise to more transparently quantify the amount by which these funding arrangements would be reduced, be required to be repaid, or be cancelled if any of the mergers are not completed. For example, the Bank Commitment total available funding appears to be reduced in the event one of the acquisitions is terminated or abandoned. Further, it appears that the Luxor common stock purchase will be completed regardless of whether any of the mergers are completed but the Luxor preferred stock and convertible debt appear to be contingent on the completion of the Cetera merger. A tabular presentation showing the minimum amount of financing compared to the maximum amount of financing may be helpful.

We have revised the disclosure in The Pending Acquisitions section under the heading “The Cetera Commitments” on page 113 to address the minimum and maximum financing that would be received and to address the reduction in the financing if one or more of the pending acquisitions are not completed. We supplementally advise the Staff that the private placement of the Luxor common stock and the Class A common stock to be issued and sold pursuant to the RCAP Holdings member commitment is conditioned on both the closing of the public offering and the closing of the Cetera acquisition. Accordingly, these private placements would only happen concurrently with the public offering if the Cetera acquisition closes prior to the closing of the public offering. Because we do not know at this time whether the Cetera acquisition will close prior to completion of the public offering, we have revised the disclosure to eliminate the references to a “concurrent private offering ” in Amendment No. 1.

March 19, 2014

37.	Please disclose any prior relationships you, RCAP Holdings, Parent, or AR Capital LLC have with Luxor and/or Cetera.

We advise you supplementally that the Company, RCAP Holdings, (which was originally defined as “Parent” in the Registration Statement) and AR Capital LLC did not have any prior relationship with Cetera or Luxor, except that Luxor has made investments in American Realty Capital Properties, Inc., which was managed by an affiliate of AR Capital, LLC prior to January 2014.

38.	Please provide a chart that lists all of the various commitments and agreements connected to the Cetera acquisition, the Luxor financing commitment, and the Bank Commitment. As part of your response, clearly define the “certain other permitted acquisitions” to which you are limited by the Bank Commitment.

We have revised the disclosure in The Pending Acquisitions under the heading “The Cetera Commitments” on page 113 in response to your comment.

The other permitted acquisitions consist of the potential acquisitions of a complementary business as to which we had engaged in discussions but had not entered into definitive agreements as described in the Business section under the heading “Potential Additional Acquisition.”

Executive Compensation, page 121

39.	Please disclose here, and in the RCS Capital Management and American Realty Capital section beginning on page 125 as appropriate, the amount you paid to RCS Capital Management in your last completed fiscal year.

We have revised the disclosure in the Management section under the heading “Executive Compensation” on page 129 in response to your comment.

Management and Incentive Fees, page 127

40.	Revise this section, or your discussion in the summary section, to disclose the amounts paid under both the management and incentive fees in each of the periods since the agreement went into effect. Please revise this section also to discuss the impact of this offering, and the other offerings that you currently plan, including the Luxor private placement, upon the calculation of the fees going forward.

We have revised the disclosure in the Management section under the heading “Quarterly and Incentive Fees” in response to your comment.

March 19, 2014

Index to Financial Statements and Unaudited Pro Forma Information, page F-1

41.	We note that you have provided separate financial statements for Tower Square Securities, Inc., Walnut Street Securities, Inc., Legend Advisory Corporation, and Legend Equities Corporation for the year ended 2011 versus the year ended 2012. To the extent that you continue to provide financial statements for multiple annual periods for entities acquired or to be acquired in your future filings, please revise to present them in comparative format rather than separately for the periods required.

The presentation has been revised in accordance with your comment to remove the 2012 audited financial statements for Tower Square Securities, Inc. and Walnut Street Securities, Inc. based on the results of the Company’s significance test. The Company will present the audited financial statements for Legend Group Holdings, Inc. for the year ended December 31, 2012 based on the results of Company’s significance test. The 2013 Legend Group Holdings, LLC financial statements are not included separately as it became a wholly-owned subsidiary of First Allied Holdings Inc. as of January 1, 2013, of which First Allied Holdings Inc’s. 2013 financial statements are included.

Unaudited Pro Forma Consolidated Statement of Financial Condition…, page F-3

Unaudited Pro Forma Consolidated Statement of Financial Condition, September 30, 2013, page F-5

42.	Please revise your presentation of the adjustments related to the Cetera merger to present the financing transactions in separate adjustment columns from the merger transaction adjustments. We note from your discussion beginning on page 107 that while certain of the financings and securities issued require the completion of the Cetera merger, others do not. We also note that the proceeds related to certain of these financings may also be used for other corporate activities, such as funding of the other acquisitions or for general purposes.

The presentation has been revised in accordance with your comment to include the Cetera financings transaction adjustments in separate adjustment column from the Cetera acquisition transaction adjustments. We supplementally advise the Staff that all of the Cetera financings and securities issued require the completion of the Cetera acquisition. See response to comment 36. However there may be a reduction in the financing if certain of the other pending acquisitions are not completed. We agree with the Staff that the proceeds related to certain of these financings may also be used for other corporate activities, such as funding of the other pending acquisitions or for general purposes.

March 19, 2014

43.	Refer to Rule 170 of the Securities Act. Please revise your pro forma financial information to reflect only the minimum amount of financing you will receive if the mergers are not consummated and that is without contingency or restriction. In this regard, we note your disclosure on page 107 that the facility is subject to automatic reduction or you may be required to prepay the bank loan if certain mergers are abandoned or terminated. Please also revise Note 32 on page F-14 to narratively disclose the incremental amount of additional funds you will receive if the various terms of funding are met.

We have revised the pro forma financial statements to include both a minimum and maximum financing scenario.

44.	We note that certain of the companies you intend to acquire have significant deferred tax assets relating to net operating loss carry forwards, some of which have a full valuation allowance recorded in the historical financial statements and some of which do not. Please tell us how you concluded the extent to which these deferred tax assets remain realizable in the event of a change in control. To the extent that you will no longer be able to realize these assets because of a change of control event (or your ability is otherwise diminished), please provide an adjustment to remove these assets from your pro forma balance sheet. If you believe you will have sufficient future taxable income to be able to realize these assets, more clearly disclose that fact and tell us in detail the positive and negative evidence you considered when reaching this conclusion in light of the significant and ongoing losses of certain of these targets. Revise the footnotes to your pro forma balance sheet to more clearly identify the positive and negative evidence you considered in your conclusions related to these deferred tax assets. Please also revise your Unaudited Pro Forma Consolidated Statement of Operations on pages F-21 and F- 33, as appropriate.

Subsequent to our initial filing of the Registration Statement, we have had additional time to review historical financial information relating to the targets of the pending acquisitions. We determined that certain of these targets that may be acquired in stock acquisitions have NOL carryovers that the Company may succeed to. The amounts and the conditions under which the Company will be able to recognize such tax attributes will require additional detailed analysis that the Company will perform subsequent to the closing of the pending acquisitions. While additional analysis will be required in connection with these tax attributes, such amounts are not expected to be material to the Company’s financial statements.

Notes to Unaudited Pro Forma Consolidated Statement of Financial Condition, page F-11

45.	In Note 5, you disclose that the merger consideration paid to Investors Capital Holdings, Inc. (ICH) totals $52.2 million, but on page 104, you disclose this amount to be $52.5 million. Please revise to reconcile this apparent inconsistency.

March 19, 2014

We have revised the pro forma financial statements to reflect the consideration that will be paid in the ICH acquisition will total $52.5 million.

46.	Please revise Note 17 to disclose the methodology and assumptions used to determine the amount of liability recorded related to the fair value of contingent consideration and earn outs for the Hatteras merger.

We have revised the pro forma financial statements to disclose the methodology and assumptions used to determine the liability recorded related to the fair value of contingent consideration and earn outs for the Hatteras acquisition.

47.	You disclose in Note 18 on page F-12, Note 12 on page F-23, and in Note 16 on page F- 35 that you anticipate the repayment of Hatteras’ line of credit and notes payable. We also note that this requirement is not included in the purchase agreement terms disclosed on page 103. Please tell us how you determined that this repayment was both directly attributable to the transaction and factually supportable for inclusion in your pro forma presentation as part of the effects of this acquisition. To the extent you are able to support that this adjustment is appropriate for inclusion under Item 11-02(b)(6) of Regulation S-X, please revise your disclosure to identify where the offset to this adjustment is recorded and explain why the repayment of these debt instruments is not reflected in your adjustment to cash.

We have previously disclosed in the Pending Acquisitions section under the heading “The Hatteras Acquisition” on page 108 that completion of the Hatteras purchase is subject to various conditions, including the repayment of all indebtedness of Hatteras, which is consistent with the fact that Hatteras’ line of credit and notes payable are required to be repaid in connection with the Hatteras acquisitions and the reflection of this repayment as an adjustment to cash. Accordingly, no change is required to the pro forma financial statements.

48.	Please revise Note 43 to more clearly disclose how you computed the estimated liability of $10,800,000 for future stock and cash consideration pursuant to the J.P. Turner merger agreement. Quantify the amount of the shares you anticipate issuing under this agreement. Quantify the maximum amounts that could be triggered under the merger agreement as well as the triggers for such payments.

We have revised the pro forma financial statements to include how the Company computed the estimated liability for future stock and cash consideration.

49.	Your pro forma adjustment related to the J.P. Turner merger appears to reflect that all initial consideration is paid in cash; however, the merger agreement terms disclosed on page 105 indicate that only 70% of the merger consideration will be paid in cash and the remainder is to be paid in stock, with a portion of both cash and stock in each of two installments. Please revise your presentation to appropriately reflect these terms or revise to reconcile the apparent contradiction in these disclosures.

March 19, 2014

We have revised the pro forma financial statements to reflect that 70% of the consideration in the J.P. Turner acquisition will be paid in cash with the remainder in stock.

50.	You disclose that you allocated $205.2 million of new goodwill and intangible assets related to the acquisition of First Allied. Revise Note 46 to more clearly identify the purchase price you are using for this allocation. Confirm in your disclosure that you are accounting for your acquisition of First Allied as a transfer under common control from your parent. As such, clearly disclose how you recorded the $30.5 million differential between the consideration of $177 million your parent paid to acquire First Allied and the $207.5 million that you expect to pay to your parent in conjunction with the transfer.

We have revised the pro forma financial statements to clearly identify the purchase price and the recording of the differential and to disclose the acquisition as a transfer under common control.

51.	You disclose in Note 47 on page F-16, Note 30 on page F-24, and Note 34 on page F-36 that you anticipate the repayment of First Allied’s term loan and revolving line of credit. We also note that this requirement is not included in the purchase agreement terms disclosed beginning on page 102. Please tell us how you determined that this repayment was directly attributable to the transaction and is factually supportable for inclusion in your pro forma presentation as part of the effects of this acquisition. To the extent you are able to support that this adjustment is appropriate for inclusion under Item 11-02(b)(6) of Regulation S-X, please revise your disclosure to identify where the offset to this adjustment is recorded and to explain why the repayment of these debt instruments is not reflected in your adjustment to cash.

We have revised the Pending Acquisitions section under the heading “The First Allied Acquisition” on page 107 to reflect the fact that the First Allied term loan and revolving line of credit are required to be repaid in connection with the letter of intent and to reflect the repayment as an adjustment to cash. Accordingly, no change is required to the pro forma financial statements.

52.	There does not appear to be an adjustment to deferred taxes related to the intangibles recorded in the acquisition of J.P. Turner, similar to the deferred tax adjustments for your other mergers. Please tell us how you determined that no such adjustment was warranted, or revise your disclosure in Note 42 accordingly.

March 19, 2014

From an income tax perspective, certain of the pending acquisitions are expected to occur as stock acquisitions and others are expected to occur as asset acquisitions. Such methods of acquisition may change between now and the closing of the pending acquisitions, but the Company has prepared the Registration Statement consistent with the best available information. To the extent any acquisition is effectuated as a stock acquisition, it is anticipated that the Company will generally inherit the legacy deferred taxes of the target (as there is generally no asset step-up for tax purposes). However, this approach has been slightly modified (see response to comment 44 above). To the extent any acquisition is effectuated as an asset acquisition, it is anticipated that legacy deferred taxes will generally be eliminated as assets will generally get stepped up to fair market value for both US GAAP and US tax purposes.

53.	Please revise your disclosure in Notes 51 and 52 to clarify the assumptions used to determine the amount of these adjustments. In this regard, it is unclear how conversion of the Class B shares and Operating Subsidiaries Units to Class A shares causes an adjustment to your deferred tax liability. If this relates to your tax receivable agreement discussed on page 131, clarify your disclosure to specifically describe how.

Please be advised that the Company undertakes to revise the pro forma financial statements in an amendment to the S-1 to include a description of the impact of the exchange transactions on the Company’s deferred tax assets.

54.	Please revise your disclosure in Note 54 to provide the assumptions used to determine the appropriate amount of this adjustment.

We have revised the pro forma financial statements to include a description of the impact of the exchange transactions on the Company’s Class A common stock, Class B common stock, additional paid-in capital and non-controlling interests.

Unaudited Pro forma Consolidated Statement of Operations, September 30, 2013, page F-18

55.	To the extent you continue to present separate financial information for Cetera, Walnut, and Tower Square within your pro forma financial statements, please revise your presentation, both here and on page F-28, to quantify any adjusting items relating to the combination of these entities separately from the adjustments relating to the merger of Cetera with RCAP, either in a separate column within the table or within the footnotes.

March 19, 2014

We have revised the pro forma financial statements to present the financial information for Cetera, Walnut and Tower Square adjustments separately.

Notes to Unaudited Pro Forma Consolidated Statement of Operations, page F-22

56.	Please revise Note 2, both here and on page F-34, to describe the basis for your assumption of an $18.53 share price to estimate the amount of shares outstanding related to the ICH and Summit mergers, as well as the Follow-on issuance shares. Discuss why the use of this share price is appropriate given the terms of the various instruments to be issued in connection with your financings and mergers.

We have revised the pro forma financial statements to include a discussion of the share price used and why it is appropriate.

57.	You disclose that you intend to issue a maximum of 30% of the purchase price paid to J.P. Turner in shares, a portion of which is paid at closing and the rest on the first anniversary of the closing. However, we could not locate any adjustment related to the initial issuance in your pro forma earnings per share calculation at either September 30, 2013 or December 31, 2012. Please revise future filings to more clearly reflect an adjustment related to that acquisition, or tell us how you concluded that such an adjustment was not required.

We have revised the pro forma financial statements to allocate all consideration, including consideration for the initial issuance, 70% cash and 30% in stock.

58.	Please revise Note 11 on page F-22 and Note 15 on page F-35 to more clearly specify what the adjustment relates to.

We have revised the pro forma financial statements to specify more clearly what the adjustment relates to.

59.	Revise your footnotes regarding the amortization of acquired intangibles for each of your acquisitions reflected here to provide sufficient information to allow the reader to recalculate the pro forma adjustment to the income statement.

March 19, 2014

We have revised the pro forma financial statements to provide sufficient information to allow the reader to recalculate the pro forma adjustment to the income statement.

60.	Please revise Note 13 on page F-23 and Note 17 on page F-35 to more clearly disclose the nature of the specific intangibles you intend to record upon acquisition of Hatteras. Please also revise your disclosure to clarify the basis for the anticipated weighted average life of 13 years as disclosed on F-23 and why it appears to be significantly longer than the four years disclosed in Hatteras’ financial statements on pages F-85 and F-103.

We advise the Staff supplementally that the Company engaged a third -party appraisal firm to conduct a purchase price allocation analysis with respect to Hatteras. The third -party appraisal firm determined the useful life in accordance with ASC 350 Intangibles – Goodwill and Other, which states that “the useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.” The third-party appraisal firm’s valuation took into consideration intangible assets such as client relationships and investment advisory contracts that Hatteras’ generated organically as well as those intangible assets that Hatteras previously acquired. Their estimated useful lives were determined based on the expected future cash flows of the client relationships; whereas, the historical Hatteras intangible assets reflect the estimate useful lives of those intangible assets that were acquired at the time of their acquisition. Accordingly, we believe that no change is required.

61.	Please tell us why you believe an adjustment to remove Hatteras’ non-controlling interest from the financial statements, both at September 30, 2013 and December 31, 2012, is appropriate, and revise your footnote to more clearly disclose the nature of this interest and how it will be eliminated. In this regard, non-controlling interests would relate to one or more subsidiaries of Hatteras, and your disclosure on page 103 does not indicate that you are repurchasing any non-controlling interests from any of Hatteras’ subsidiaries.

The non-controlling interests presented in the financial statements represent the equity and earnings of Hatteras Alternative Mutual Funds LLC (“HAMF”), which is a subsidiary of Hatteras Capital Investment Management LLC (“HCIM”), attributable to the portion of HAMF not controlled by HCIM. At both financial statement dates presented, HCIM owned 49.5% of HAMF.

Under the terms of the Hatteras purchase agreement, the Company is purchasing the assets of HAMF (as well as the assets of all of the other Hatteras entities), thereby eliminating the non-controlling interests post-closing. We believe that this is consistent with the disclosure in the Pending Acquisitions section under the heading “The Hatteras Acquisition” on page 108 and no change is required to that disclosure.

March 19, 2014

62.	Please revise Note 17 on page F-23 and Note 21 on page F-35 to more clearly disclose the nature of the specific intangibles you intend to record upon acquisition of ICH. Please also revise your disclosure to clarify the basis for the anticipated weighted average life of 15 years as disclosed on page F-23 and why it appears to be significantly longer than the five years disclosed in ICH’s financial statements related to forgivable loans on pages F-120 and F-140.

The Company engaged a third-party appraisal firm to conduct a purchase price allocation analysis on ICH. The third-party appraisal firm determined the useful life in accordance with ASC 350 Intangibles – Goodwill and Other, which states that “the useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.” Their valuation took into consideration intangible assets such as client relationships that ICH generated organically. The third-party appraisal firm’ s estimated useful lives were determined based on the expected future cash flows of the client relationships; whereas, the historical ICH financial statements only reflect forgivable notes that have a stated term and do not reflect intangible assets such as the client relationships. Accordingly, we believe that no change is required.

63.	Please revise Note 20 on page F-23 and Note 24 on page F-35 to disclose the nature of the specific intangibles you intend to record upon acquisition of Summit. Please also revise your disclosure to clarify the basis for the anticipated weighted average life of nine years.

We have revised the pro forma financial statements to specify more clearly what the specific intangible assets are expected to be related to and to clarify the basis for the weighted average life.

64.	Please tell us why you believe it is appropriate to include an adjustment for the transaction expenses incurred related to Cetera in Note 23 on page F-20 and Note 27 on page F-28 and again in Note 34 on page F-21 and Note 37 on page F-32 since they would not appear to have a continuing impact on your results of operations. To the extent you continue to believe this adjustment is appropriate under Item 11-02(b)(6) of Regulation S-X, please revise Note 34 on page F-21 to provide a tabular disclosure of each item included in the adjustment separately by the company it relates to. Otherwise, please revise to omit this adjustment.

We have revised the pro forma financial statements to exclude adjustments for the transaction expenses incurred related to the acquisition of the companies as prescribed in Division of Corporation Finance Financial Reporting Manual Section 3250.1(c).

March 19, 2014

65.	Please revise Note 28 on page F-24 and Note 32 on page F-36 to more clearly disclose the nature of the specific intangibles you intend to record upon acquisition of J.P. Turner. Please also revise your disclosure to clarify the basis for the anticipated lives of these assets.

We have revised the pro forma financial statements to specify more clearly the nature of the specific intangible assets we intend to record upon acquisition of J.P. Turner.

66.	Please revise Note 31 on page F-24 and Note 35 on page F-36 to disclose the nature of the specific intangibles you intend to record upon acquisition of First Allied. Please also revise your disclosure to clarify the basis for the anticipated weighted average life of 13 years and why it appears to be significantly longer than the seven to eight years disclosed in First Allied’s financial statements on page F-350 for its historical intangible assets.

We have revised the pro forma financial statements to disclose the nature of the specific intangibles. We advise the Staff supplementally that RCAP Holdings engaged a third-party appraisal firm to conduct a purchase price allocation analysis on First Allied in connection with its acquisition of First Allied on September 25, 2013. The third-party appraisal firm determined the useful life in accordance with ASC 350 Intangibles – Goodwill and Other, which states that “the useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.” The third-party appraisal firm’s valuation took into consideration intangible assets such as broker, advisor and customer relationships that First Allied generated organically as well as those intangible assets that First Allied previously acquired. Their estimated useful lives were determined based on the expected future cash flows of the relationships; whereas, the historical First Allied’s financial statements only reflect previously those intangible assets that were acquired at the time of their acquisition.

March 19, 2014

67.	Please tell us how you concluded that it was appropriate to eliminate the management fee in your pro forma presentation at both September 30, 2013 and December 31, 2012. In this regard, while you present a pro forma loss here it is unclear whether that will continue to be the situation on a recurring basis. If you anticipate incurring a loss in the future on a recurring basis, please revise your disclosures to specifically state that fact.

The Company, together with its operating subsidiaries, pays RCS Capital Management a quarterly fee (which we previously referred to as a “management fee”) in an amount equal to 10% of the aggregate U.S. GAAP net income of its operating subsidiaries, calculated and payable quarterly in arrears, subject to the aggregate U.S. GAAP net income of the its operating subsidiaries being positive for the current and three preceding calendar quarters. On a pro forma basis, the Company’s net income was negative; therefore it was appropriate to eliminate the quarterly fee. The Company anticipates incurring recurring losses due to the significant amortization of intangible assets and the interest on its debt. Accordingly, we did not earn it on a pro forma basis and we do not expect to earn it in the coming year.

Unaudited Pro forma Consolidated Statement of Operations, December 31, 2012

Notes to Unaudited Pro Forma Consolidated Statement of Operations, page F-34

68.	Please revise your disclosure to explain why the pro forma earnings per share reported for RCAP on pages F-27, F-29, and F-31 is not the same as the earnings per share reported on page F-44.

We have revised the pro forma financial statements such that the historical earnings per share will be the same as the audited financial statements.

March 19, 2014

RCS Capital Corporation and Subsidiaries, page F-53

Notes to Consolidated Financial Statements, page F-58

Note 7. Commitments and Contingencies, page F-65

Legal Proceedings, page F-65

69.	We note your disclosure that you cannot predict “with certainty” what the eventual loss or range of loss related to your legal proceedings will be; however, this wording appears to be a higher threshold than that required by ASC 450-20. Please revise your future filings to specifically state whether it is possible to estimate a range of loss related to any of your legal proceedings. If so, revise to disclose your estimate of the reasonably possible range of loss.

We have revised the disclosure in accordance with your comment.

Note 9. Earnings Per Share, page F-66

70.	Your disclosure on page 97 indicates that the LTIP units share in the profits of the company, but you disclose here that they are accounted for as stock compensation. Further, we note your disclosure on page 97 that the LTIP units can convert into Class A common stock once they are fully earned. Please tell us and revise to more clearly disclose how you have contemplated the existence of the LTIP units, both at September 30, 2013 and December 31, 2012, in your computation of basic and diluted earnings per share. Please also clarify when these units would be considered “economically equivalent” to a Class C unit.

We do not believe that the issuance of LTIP units have an impact on the earnings per share (basic or diluted) of the Company, because the LTIP units are units of ownership in our operating subsidiaries (prior to February 11, 2014), and units of ownership in RCS Holdings, LLC (a newly formed subsidiary of the Company) from February 11, 2014 onward.

Once the LTIP units are economically equivalent to the average capital account balance of the Class A units and the Class C units and have been earned and vested, they automatically convert into Class C units on a one-to-one basis. The Class C units can then be exchanged for a share of Class A common stock in the Company on a one-to-one basis. As of December 31, 2013 (and to the date of this letter), no LTIP units have been earned or vested and there are no Class C units outstanding.

We supplementally advise the Staff that pursuant to the agreement relating to the LTIP units, an LTIP unit will be considered to be economically equivalent to common units (i.e. the Class A and Class C units) at such time as the capital account balance attributable to an LTIP unit, which, as a general matter results from increases due to the special allocations of unrealized gain, is equal to the average capital account balance of the common units. We do not believe that further disclosure is required in the notes to the financial statements.  The disclosure in the Relationships and Related Parties section under the heading “Limited Liability Company Agreement of RCS Holdings” on page 142 has been revised to clarify when LTIP units convert to the common units. We do not believe that any further detail as to economic equivalence is required in the disclosure.

March 19, 2014

Note 11. Affiliate Transactions, page F-67

71.	We note that you account for the LTIP units issued to the management company as stock compensation. Please provide us your detailed analysis as to how you concluded that these units were akin to stock compensation and were not profit units that should be accounted for under ASC 710, or expensed as incurred. To the extent you believe that ASC 505 applies to these awards, please tell us how you concluded that any changes to your financial statements as a result of a change in accounting was not an error that should be corrected in prior period financial information.

We believe that the LTIP units are akin to stock-based compensation awards based on the substance of the award. The LTIP units, once earned and vested, achieve parity with the Class A and Class B units in our operating subsidiaries (prior to February 11, 2014), and units of ownership in RCS Holdings, LLC (a newly formed subsidiary of the Company) from February 11, 2014 onward. Once the LTIP units are earned and they vest, they automatically convert into Class C units (which receive income allocations and distributions on a pro-rata basis similar to Class A and B unit holders).

During the 4th quarter of 2013, we determined that the OPP award should be recognized under ASC Topic No. 505, Stock-Based Transactions with Nonemployees, ("ASC 505") rather than ASC Topic No. 718.Compensation - Stock Compensation. The impact of this change was not material for any prior periods. In accordance with ASC 505, the Company recognizes the fair value of the OPP award over the requisite performance period of the award. The award is re-measured at each reporting date and the amortization of the expense is adjusted accordingly.

Hatteras Funds Combined Financial Statements, page F-75

Notes to Combined Financial Statements, page F-83

Note 2. Summary of Significant Accounting Policies, page F-84

Intangible Assets, page F-85

72.	We note the disclosure regarding the impairment of goodwill due to the failure of Hatteras Alternative Mutual Funds, LLC to reach expected earn out payment targets. We also note the disclosure in the following paragraph that goodwill was not impaired. Please revise to reconcile this apparent inconsistency. Tell us whether a goodwill impairment analysis was performed when certain of the earn out targets were not met in addition to performing the annual impairment test. For any impairment test performed during the year, tell us whether the fair value of the reporting unit was less than its carrying amount.

Accounting Standards Codification 350, (“ASC 350”), Intangibles – Goodwill and Other, requires an intangible asset with an indefinite life to be tested and adjusted for impairment, rather than being amortized over a certain period. Management assesses goodwill annually for impairment.

The historical goodwill related to HCIM’s purchase of HAMF in 2009 is recorded on the financial statements of the combined Hatteras entities. As of September 30, 2013, an analysis was performed, and the goodwill was not considered to be impaired. During the year ended December 31, 2011, management calculated an impairment of $273,914. There was no impairment of goodwill during the year ended December 31, 2012. The fair value of HCIM’s investment in HAMF was more than its carrying amount as of September 30, 2013.

March 19, 2014

This historical goodwill will be eliminated at the closing of the transaction between the Company and the Hatteras entities. The new entity, Hatteras Funds LLC, will record an amount for goodwill equal to (a) the total purchase price, including an estimate for future earn-out payments to be made, less (b) an amount allocated to the assets being purchased in the transaction, including intangible assets that have a definite life. This amount is presented in the pro forma financial statements as goodwill. A goodwill impairment analysis will be performed in future periods related to amounts recorded on the books of the new entity, Hatteras Funds, LLC.

73.	We note that Hatteras presents non-controlling interests in their financial statements. However, we did not note any discussion of subsidiaries within footnote 2. Please tell us, and, if material to an investor’s understanding of your business, revise these financial statements to disclose a description of subsidiaries owned, and identify the subsidiaries to which the non-controlling interests relate.

The non-controlling interests presented in the financial statements represent the portion of HAMF not owned by HCIM. As of December 31, 2012 and 2011, and as of September 30, 2013, HCIM owned 49.5% of HAMF. This non-controlling interest is not material to an investor’s understanding of our business.

Hatteras Funds Combined Financial Statements as of and for the Nine-Month Period Ended September 30, 2013, page F-94

Notes to Combined Financial Statements, page F-101

Note 3. Related Party Transactions, page F-104

74.	We note your disclosure that Morgan Creek Capital Management (MCCM) is entitled to a portion of incentive fees earned by Hatteras Master Fund and that these fees are subject to loss depending on the performance of Core Alternatives Fund. Please tell us whether any incentive fee revenue earned and included in your financial statements is subject to loss under the same or similar terms as MCCM. If so, please revise to disclose the amount of revenue recorded that is subject to loss at the reporting date.

The incentive fee revenue included in the financial statements is subject to loss under the same terms as applicable to MCCM, which is disclosed in the financial statements for December 31, 2013. Hatteras will therefore not revise footnote 2 (Revenue Recognition, and Accounts Receivable) in the financial statements for September 30, 2013, and will disclose this accounting treatment in the Summary of Significant Accounting Policies in future filings.

March 19, 2014

Investors Capital Holdings, LTD. and Subsidiaries

Notes to Consolidated Financial Statements, page F-116

Note 14 – Income Taxes, page F-127

75.	Investors Capital Holdings, Ltd. reports a valuation allowance of approximately $500 thousand at both March 31, 2013 and September 30, 2013 and discloses here that their deferred tax assets are assessed for “reliability” rather than their ability to be realized through future taxable income. Disclosure also indicates that management concluded that it is more likely than not that it will realize a significant portion of its deferred tax assets, including approximately $1.7 million that they believe to be more likely than not to be realized as a result of projected taxable income in future periods. Please reconcile the $1.7 million referred to in the disclosure on page F-127 to the table detailing the total deferred tax assets at the top of that page. Considering their significant ongoing losses through September 30, 2013, please revise future filings and tell us in detail how management concluded that a partial rather than a full valuation allowance was appropriate, given your continuing operating losses and the negative objective factors discussed on page F-127 and page F-141. More clearly identify the positive objective evidence considered, and explain how it outweighed the significant negative evidence. As part of the response, tell us and clearly disclose in future filings the extent to which management is relying on future taxable income versus other tax planning strategies in determining that less than a full valuation allowance is appropriate.

The reference to “reliability” of its DTA was a typographical error in the financial statements included in the S-1. The financial statements as originally filed on Form 10-K included the correct term of “realizability”.

As disclosed in the ICH Form 10-K for the fiscal year ended March 31, 2013, ICH assesses the likelihood of realizing its deferred tax assets, (“DTA”) to determine whether or not a valuation allowance was required for some or all of its DTA.  ICH considered positive evidence, including GAAP net income for the year ended March 31, 2013, its history of taxable income in three of the past four years (March 31, 2010 March 31, 2013) and its projections of taxable income in the future and also negative evidence, including a cumulative loss position for financial reporting purposes over the past three years through March 31, 2013, despite being a taxpayer.

As of March 31, 2012, ICH evaluated both positive and negative evidence to initially record a partial valuation allowance. The valuation allowance was established when ICH, after two of the prior three years with taxable income (March 31, 2009 – March 31, 2011), therefore in a tax-payer status, reported non-recurring deductible charges, of approximately $1.3 million related to an S-3 offering, which principally triggered a material GAAP and income tax loss for the year ended March 31, 2012. Also, ICH utilized a $0.3 million net operating loss as of March 31, 2012 and carried it back to the March 31, 2011 tax year. Management determined that a partial valuation allowance, rather than a full valuation allowance, was appropriate given that the positive objective evidence did not fully outweigh negative evidence, specifically of the three-year cumulative GAAP losses.

ICH determined a partial valuation allowance was appropriate at March 31, 2012 after review and determination that certain of the DTA’s components would more likely than not be realized. We also considered historic and projected taxable income, carry-back of March 31, 2012 net operating loss, and the nature of temporary timing differences, specifically accrued legal and settlements, as well as deferred compensation.

Projections prepared for the year ended March 31, 2013 noted revenue growth and projected taxable income. Management concluded that the positive evidence largely outweighed negative evidence. However, negative evidence including the continued uncertainty in the financial markets’ performance, fast pace of new regulatory requirements and existing legal contingencies stemming from products sales occurring during the 2009 recession are key factors that could impact projections of future taxable income. Therefore, the Company recorded a gross deferred tax asset of $1.7 million offset by a valuation allowance of $0.5 million.

The following table represents a reconciliation of the gross DTA of $1.7 million to the net DTA of $1.1 million.

Net deferred tax assets (liabilities) within each tax jurisdiction consisted of the following at:

March 19, 2014

	March 31, 2013
	Asset	Liability	Valuation Allowance	Net deferred tax asset

Federal	$1,136,234	$(62,037)	$-	$1,074,197
State	493,828	(19,848)	-	473,980
Valuation allowance	-	-	(488,697)	(488,697)
Total	$1,630,062	$(81,885)	$(488,697)	$1,059,480

At September 30, 2013, ICH’s management evaluated the realizability of its DTA and updated its analysis prepared as of March 31, 2013 which determined that both the positive evidence, specifically projected taxable net income, and negative evidence was consistent with the analysis as of March 31, 2013, therefore the partial valuation allowance remained adequate as of September 30, 2013. Finally, ICH’s management has determined that the positive evidence, historically having taxable income, the utilization of net operating losses and non-recurring expenses, outweigh the negative evidence of three-year cumulative GAAP losses.

ICH’s management, in its analyses of the necessity of a valuation allowance, currently considers taxable income vs. other tax strategies a higher degree of importance in determining any applicable valuation allowance.

March 19, 2014

Cetera Financial Holdings, Inc. and Subsidiaries …page F-173

Consolidated Statements of Changes in Stockholder’s Equity, page F-177

76.	Please revise to provide a roll forward of changes in the convertible preferred stock. As a related matter, Cetera discloses certain amounts were recorded related to the beneficial conversion of the preferred stock during the year ended December 31, 2012 and the nine months ended September 30, 2013 but does not disclose any shares issued related to the conversion for either period. Please clarify the extent to which some amount of the preferred stock was redeemed, and if so, tell us and disclose how the appropriate amount of adjustment related to the beneficial conversion feature was determined.

We advise the Staff supplementally that all the Cetera Series A convertible participating preferred stock (“preferred stock”) issuances and repurchases were cash transactions. For the years ended December 31, 2013 and 2012, respectively, no preferred stock or paid-in-kind (“PIK”) dividends were converted or redeemed for common stock. The PIK dividend feature of the preferred stock contains a provision that causes the beneficial conversion and redemptions to result in lower prospective beneficial conversion adjustments. Cash redemptions for the years ended December 31, 2013 and 2012, were $145,023 and $39,690 respectively, and were not material to the operations or cash flows of Cetera.

March 19, 2014

Cetera accounts for the preferred stock as mezzanine equity outside of stockholders equity, thus the following disclosure will be added under “Note 10: Capital Structure, page F-192”:

Cetera does not pay cash dividends at the quarterly dividend payment date and as a result, the liquidation preference of the Series A convertible participating preferred stock is increased by an amount equal to the fair value of the accrued dividends. Accrued dividends on Series A convertible participating preferred stock are reflected as a decrease to retained earnings on the consolidated statements of changes in stockholders’ equity, and an increase to Series A convertible preferred stock on the consolidated statements of financial condition. The beneficial conversion on the accrued dividends on Series A convertible participating preferred stock is reflected as a decrease to retained earnings on the consolidated statements of stockholders’ equity and an increase to Series A convertible preferred stock on the consolidated statements of financial condition.

The table below shows the roll-forward of the Series A convertible participating preferred stock for the years ended December 31, 2013 and 2012.

	Shares	Balance
Balance at 12/31/11	382,807	$ 46,870

Convertible preferred stock issuance	1,235	167
Convertible preferred stock repurchases	(294)	(40)
Accrued paid-in-kind dividends		4,774
Beneficial conversion		2,201

Balance at 12/31/12	383,748	$ 53,972

Convertible preferred stock issuance	1,273	215
Convertible preferred stock repurchases	(879)	(145)
Accrued paid-in-kind dividends		5,268
Beneficial conversion		10,154
Dividend paid		(29,159)

Balance at 12/31/13	384,142	$ 40,305

March 19, 2014

Note 2: Summary of Significant Accounting Policies – Revenue Recognition, page F-182

77.	Cetera discloses here that commissions payable related to the transactions on which they report commission revenues are recorded based upon estimated payout ratios for each product as commission revenue is accrued. However, Cetera’s commission expense ranges between 130% to 134% of their commission revenue for each of the annual and interim periods presented. Please clarify whether the amounts presented as commission expense on Cetera’s Statements of Operations are based solely on transactions reflected in their commission revenues line item. Revise to clearly disclose the extent to which certain of the amounts paid as commission expense are paid based on other transactions reported in other revenue line items, providing quantification as applicable. Alternatively, to the extent that commissions are paid on transactions for which revenue is recorded in multiple line items for a given transaction, disclose that fact, providing appropriate quantification.

We advise the Staff supplementally that the amounts presented as commissions expense on Cetera’s Consolidated Statements of Income that are based upon estimated payout ratios are solely based on transactions reflected in two revenue line items: (1) Commissions; and (2) Advisory fees and services.

In order to clearly disclose the extent to which certain of the amounts paid as commissions expense are paid based on other transactions reported in other revenue line items, the revenue recognition disclosure (Note 2: Summary of Significant Accounting Policies – Revenue Recognition – Commissions, page F-182) will be revised as follows (emphasis on bolded areas):

March 19, 2014

Revenue Recognition:

Commissions — The Company records commissions received from securities transactions on a settlement-date basis, which is not materially different from the trade-date basis. Commissions generated from mutual funds, variable annuities, and insurance product purchases transacted directly with the product manufacturers, as well as mutual fund and annuity trailers are estimated for each accounting period. A substantial portion of commissions revenue is ultimately paid to the Company’s registered representatives. Such amounts are classified as commissions expense in the consolidated statements of income. Commissions payable related to these transactions are recorded based upon estimated payout ratios for each product as commission revenue is accrued.

Advisory Fees and Services — The Company provides investment advisory services to clients. Fees for the services are based on the value of the clients’ portfolios and are generally billed at the beginning of each quarter. These fees, and the related expenses, are recognized over the period earned. A substantial portion of advisory fees and services revenue is ultimately paid to the Company’s registered representatives. Such amounts are classified as commissions expense in the consolidated statements of income. The Company records an estimate for commissions payable based upon estimated payout ratios for each product for which the Company has accrued advisory fees and services revenue.

First Allied Holdings, Inc.

Consolidated Financial Statements, page F-318

78.	Please address the following related to the presentation of these financial statements:

•	Clarify why you present the period from August 1, 2011 to December 31, 2011 in these financial statements but present the period from November 1 to December 31, 2011 as the successor period in First Allied Securities’ financial statements.

•	Tell us whether you have accounted for the purchase of FAS Holdings by First Allied Holdings as a reverse acquisition pursuant to ASC 805-40 or a reverse recapitalization, and if not accounted for using either of these treatments, explain why not. Provide your analysis as to which company is the accounting acquirer and which is the accounting acquiree in this transaction. In this regard, we note that First Allied Holdings appears to be a company that was formed for the purpose of acquiring FAS Holdings, Inc. on November 1, 2011, or had little to no business activity prior to the transaction. Revise to more clearly disclose how this transaction is accounted for and reflected in the presentation.

March 19, 2014

•	Tell us whether First Allied Holdings and FAS Holdings, Inc. were entities under common control at the time of the merger.

With respect to the first bullet, we supplementally advise the Staff that First Allied Holdings Inc. was incorporated on August 1, 2011 by a private equity firm in order to facilitate that firm’s cash acquisition FAS Holdings, Inc. The acquisition of FAS Holdings, Inc. and its subsidiaries closed on November 1, 2011. Therefore, the 2011 financial statements for First Allied Holdings Inc. are presented for the period August 1, 2011, its inception, to December 31, 2011. However, as the acquisition of FAS Holdings, Inc. on November 1, 2011 included First Allied Securities, Inc.; the successor period for First Allied Securities, Inc. begins on November 1, 2011, the date of its change in ownership. Please note that the 2011 audit period will not be included in the S-1\A because 2013 is being included as the most recent audit period. Since RCS is required to include two years of audited financial statements, 2011 will be removed.

With respect to the second bullet, we supplementally advise the Staff that the acquisition of FAS Holdings, Inc. by First Allied Holdings Inc. was structured as a taxable acquisition of the stock of FAS Holdings, Inc. by a private equity firm for cash. First Allied Holdings Inc., and FAS Holdings, Inc. along with its wholly owned subsidiaries, survived the transaction, with FAS Holdings, Inc. becoming a wholly owned subsidiary of First Allied Holdings Inc. There was no reverse transaction and accordingly ASC 805-40 does not apply to this acquisition. The footnotes disclose that this transaction is accounted for as a business combination between unrelated parties and all identifiable tangible assets were revalued to fair market value and goodwill was recorded for the excess of purchase price over identifiable tangible and intangible assets and this is disclosed in the Acquisition footnote in the Summary of Significant Accounting Policies on pages 9 and 10 of the audited financial statement.

With respect to the second bullet, we supplementally advise the Staff that at the time that First Allied Holdings Inc. acquired the stock of FAS Holdings, Inc. for cash, First Allied Holdings Inc. and FAS Holdings, Inc. were not entities under common control. The names appear similar because First Allied Holdings Inc. was formed by a private equity firm to acquire FAS Holdings, Inc. and chose to incorporate using a name reflective of the entity which they were acquiring.

Unaudited Consolidated Financial Statements for the Period Ended September 30, 2013, page F-337 of First Allied Holdings, Inc.

79.	Disclosure on page F-344 indicates that following its acquisition by RCS’ parent, First Allied Holdings, Inc. maintained its previous accounting structure and no additional goodwill or intangibles were recorded. Given the acquisition of 100% of First Allied Holdings by RCS’s parent during 2013, please clarify whether you have used the push down basis of accounting in these stand-alone financial statements as of September 30, 2013. If not, please revise your financial statements to do so, and provide the relevant presentation and disclosure required by ASC 805-50-S99-1. If so, tell us and revise to disclose how you concluded that maintaining the company’s previous accounting structure was appropriate and why no additional goodwill or intangibles were required to be recorded as a part of the transaction.

March 19, 2014

The December 31, 2013 audited consolidated financial statements, which are now included in the Registration Statement, have been prepared using the push down basis of accounting resulting from the acquisition by RCS’s parent. The September 30, 2013 statements are no longer included in the Registration Statement.

Exhibits

80.	Please add the financing commitment from Barclays and the other banks filed as Exhibit 10.19 to your 10-K for the fiscal year ended December 31, 2013 as an exhibit to the registration statement.

We have added the financing commitment from Barclays and the other banks filed as Exhibit 10.19 to our 10-K for the fiscal year ended December 31, 2013 as an exhibit to the Registration Statement.

We thank you for your prompt attention to this letter responding to the comment letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to James Gerkis at (212) 969-3135.

Sincerely,

/s/ James P. Gerkis

James P. Gerkis
Proskauer Rose LLP